FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 135th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 8, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Executive Officer

(Translation)

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND THIRTY-FIFTH ORDINARY

GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

May 31, 2004

Dear Shareholder:

Please be advised that the 135th Ordinary General Meeting of Shareholders of Komatsu Ltd. (“the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

Sincerely,

Masahiro Sakane

President and Representative Director

KOMATSU LTD.

3-6, Akasaka 2-chome, Minato-ku, Tokyo

Notes:	1.	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
	2.	If you wish to exercise your voting rights, please instruct your local permanent representative accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

1. Date and Time:	Friday, June 25, 2004 at 10:00 a.m. (Japan)

2. Place:	Pearl Ball Room, Floor B2, Capitol Tokyu Hotel, 10-3, Nagata-cho 2-chome, Chiyoda-ku, Tokyo, Japan

3. Purpose of Meeting:

Items to be Reported

The Balance Sheet as of March 31, 2004, and the Business Report and Statement of Income for the 135th business term (April 1, 2003 – March 31, 2004)

Items to be Resolved

Item 1:	Approval of the Proposed Appropriation of Retained Earnings for the 135th Business Term (April 1, 2003 – March 31, 2004)
Item 2:	Partial Amendments to Articles of Incorporation
Please refer to the outline of the proposal on pp. 33-37 of the enclosed document “Reference Materials for Exercising Voting Rights.”
Item 3:	Appointment of Ten (10) Directors
Item 4:	Appointment of One (1) Statutory Auditor
Item 5:	Gratis Issue of Share Acquisition Rights under Employee Stock Option Plan
Please refer to the outline of the proposal on pp. 40-42 of the enclosed document “Reference Materials for Exercising Voting Rights.”
Item 6:	Amendment to Amounts of Remuneration for Directors and Statutory Auditors
Item 7:	Approval of Payment of Retirement Benefit to a Retiring Statutory Auditor in Recognition of His Services to the Company

ATTACHED DOCUMENTS

EXHIBIT 1

Business Report

(April 1, 2003—March 31, 2004)

Note:	As Komatsu’s management is basically oriented towards global consolidated management, this Business Report is also prepared to cover the information of the Company on a consolidated basis as much as possible. The Company’s consolidated business results are presented in accordance with the GAAP of US.

I. Outline of Business

(1) Developments and Results of Business Operations

For the year under review, Komatsu expanded sales and profits on both consolidated and non-consolidated accounts, further ensuring a V-shaped recovery of business performance.

By defining the “industrial-use machinery” business in a broader sense of the term to include construction and mining equipment, industrial machinery and vehicles, and positioning it as its core business, Komatsu has launched the “Move The World. KOMATSU 5-800” mid-range management plan for fiscal year ending March 31, 2006, and has worked to speed up management actions and build up a high-profitability business structure.

Consolidated net sales expanded 9.8% over the previous year, to JPY1,196.4 billion, renewing the record-high figure after five years. In the construction and mining equipment business, Komatsu achieved a big gain in overseas sales by capitalizing on improved market conditions including increased demand in China and demand recovery in North America, the largest market in the world, coupled with the benefits of its globalization drive over the years. In the Japanese market, where construction investments have continued to shrink, Komatsu increased sales by capturing demand for equipment renewals which had resulted from expanded exports of used equipment from Japan. In the business of industrial machinery, vehicles and others, each company of the Komatsu Group expanded sales through aggressive sales and service efforts centering on products with unique features. Sales in the electronics business improved over the previous year, mainly driven by the expanded silicon wafer business in Taiwan.

Operating profit* advanced to JPY65.9 billion, up from the last peak figure of JPY49.9 billion recorded for the fiscal year ended March 31, 1997. Komatsu has further improved its earning power with continued efforts in the reduction of fixed and production costs in addition to expanded sales of all businesses, especially the construction and mining equipment business.

Income before income taxes amounted to JPY27.0 billion for the year. In the electronics business, Advanced Silicon Materials LLC (ASiMI) re-appraised its fixed assets and recorded an impairment loss of JPY17.5 billion on them based on the assumption that the business environment will remain unfavorable with belated elimination of the demand-and-supply gap for polycrystalline silicon as well as intensified pricing competition.

Net income for the year boosted to JPY26.9 billion, registering an increase of about 9 times more than the previous year. In addition to growth in income before income taxes, this substantial increase in net income reflects the tax benefit on prior recognized impairment loss of Komatsu Silicon America, Inc. (KSA), that was recognized due to the completion of the sale of land and buildings of KSA which had previously stopped production activities.

On a non-consolidated basis, the Company expanded net sales for the year to JPY418.6 billion, up 11.1% over the previous year, ordinary profits to JPY19.9 billion, up 57.8%, and net income to JPY10.5 billion or about three times as much as that for the previous year.

Review of operations is described below. Please be advised that Komatsu has changed the name of “Others” to “Industrial Machinery, Vehicles and Others,” in this fiscal year under review.

*	The amount of operating profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales in consistent with the Japanese accounting principle.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the year climbed to JPY863.2 billion, up 12.4% over the previous year, particularly fueled by buoyant overseas sales, and renewed the record-high figure recorded for the previous fiscal year. Non-consolidated sales expanded 14.5% over the previous year, to JPY361.2 billion.

During the year under review, Komatsu continued to boost sales in the thriving Chinese market. In the world’s largest market of North America, Komatsu also expanded sales against the backdrop of recovered demand. Orders for mining equipment grew as the commodity prices began to increase in the second half period of 2003.

Komatsu launched the market introduction of Unique and Unrivaled Products which have attained both outstanding advantages and cost reductions as a result of its efforts in the Spirit of Manufacturers reform. While brisk sales of the MR-2 mini hydraulic excavator series contributed to expanded sales of utility equipment, strong sales of PC400 and 450 hydraulic excavators as well as D475A super-large crawler dozers also helped to increase sales in Japan and other major markets of the world. All models have enjoyed excellent customer evaluation.

Komatsu acquired Partek Forest AB (renamed as Komatsu Forest AB), a leading international manufacturer of forestry equipment in Sweden, at the end of last year. By adding Komatsu Forest’s products to its own line of forestry equipment based on construction equipment models, Komatsu has made full-scale entry to the forestry equipment market.

<Japan>

While construction investments remained sluggish in Japan, demand for equipment renewals increased centering on hydraulic excavators and mini excavators, as exports of used equipment from Japan expanded against the backdrop of accelerating overseas demand. Komatsu teamed up with its distributors nationwide, concerted its efforts in enhancing the product lineup of the GALEO series equipment and launching Unique and Unrivaled Products on the market. As a result, sales in Japan improved from the previous year after two years of decline.

Komatsu Used Equipment Corp., engaging in sales of used equipment, worked to strengthen its business foundation by expanding the scale of its centers for used equipment and utilizing its bidding system on the Internet. The Company generated record-high sales from the auction held in March of this year. As a result, sales for the year continued to make solid year-to-year growth. In January 2004, Komatsu established the Rental and Used Equipment Division within the Construction & Mining Equipment Marketing Division to coordinate and manage the operations of used and rental equipment together.

<The Americas>

In the United States, after four years of decline, demand for construction and mining equipment upturned, fueled by corporate investment incentives coupled with robust housing starts, and Komatsu increased North American sales over the previous year. Komatsu America Corp. continued to focus its efforts on step-up sales of GALEO series equipment, while working to enhance its product development and customer support capabilities and strengthen its distributors. Better sales of hydraulic excavators and articulated dump trucks, in particular, led to improved sales in North America. Sales of utility equipment almost doubled from the previous year.

In the Central and South Americas, while demand remained slack, Komatsu increased sales of earthmoving equipment to mines, including an iron ore mine in Brazil.

<Europe>

In Europe where demand upturned for recovery, Komatsu worked to reinforce its sales and service by consolidating all marketing capabilities at Komatsu Europe International N.V., the regional headquarters in Europe, and expanding the scale of its parts supply center for Europe, the Middle East and Africa. In the Commonwealth of Independent States (CIS or former Soviet republics), including Russia, demand advanced in the mining and resource development-related sectors, and Komatsu boosted sales for the year. As a result, the Company expanded sales over the previous year in Europe including the CIS. In addition, Komatsu strove to build up sales and service capabilities in Russia by anticipating an increase in demand for equipment in urban areas.

<China>

Demand continued to demonstrate sizable growth, while there were some concerns over the possibilities for credit squeeze and other negative factors. Komatsu focused its efforts to expand the local production capacity and broaden the product range, and accomplished outstanding growth in sales over the previous year.

Komatsu (China) Ltd. boosted sales for the year, centering on hydraulic excavators. By making full use of its training center in Changzhou, the Company continued to support distributors in their efforts to strengthen sales and service capabilities. Komatsu Shantui Construction Machinery Co., Ltd. continued to step up production and sales of hydraulic excavators, especially the mainstay PC200 model. Sales of smaller PC60 models which the Company embarked on producing during the year steadily increased. Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. With respect to wheel loaders, Komatsu models have begun to enjoy excellent customer evaluations especially from the quarry and harbor transportation industries which look for high productivity and durability in their equipment. Komatsu (Changzhou) Construction Machinery has successfully expanded business with China’s public corporation of oil and coal mining by delivering a large number of wheel loaders during the year.

<Asia & Oceania and the Middle East & Africa>

In all these regions, Komatsu’s sales increased steadily, supported primarily by demand recovery of mining equipment.

In Southeast Asia, Komatsu teamed up with a powerful distributor, carried out aggressive sales and service activities, and won a large-lot order for mining equipment in Indonesia. In Oceania, Komatsu steadily captured an increase in demand for construction equipment as housing starts grew, while meeting stronger demand for mining equipment during the year.

In the Middle East, while there were some concerns over adverse effects of the Iraqi situation, Komatsu was able to secure sales at about the same level as last year. In Africa, Komatsu seized upon demand from mining and infrastructure developments particularly in the Republic of South Africa, the largest market in Africa.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations totaled JPY241.9 billion for the year, up 2.2% over the previous year. Non-consolidated sales declined 6.3%, to JPY57.4 billion . On a non-consolidated basis, sales of large presses improved from the previous year, reflecting increased capital outlays of automobile manufacturers around the world. Sales to Japan’s Defense Agency decreased for the year.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities of the LEO-NXT series engine-driven forklift trucks, battery-driven forklift trucks and Linde-made models and expanded sales in Japan for the year under review. Overseas, the Company captured growth in demand in the United States and increased sales of locally produced forklift trucks. The Company also expanded export sales of finished units from Japan to the Middle East and CIS. In October 2003, the Company established Komatsu Forklift (Shanghai) Co., Ltd. to reinforce sales in the thriving Chinese market.

Komatsu Industries Corporation expanded sales for the fourth consecutive year. Sales of the H1F and H2F Hybrid AC Servo Press series remained strong, topping the cumulative sum of 400 units in about two years since their market introduction. The Company also focused its efforts on the sales promotion of strategic products such as the twister fine plasma cutting machines, while aggressively engaging in engineering services. In January 2004, the Company established Komatsu Industries (Shanghai) Ltd. to strengthen its industrial machinery business in China.

Komatsu Machinery Corporation zoomed in on automobile manufacturers’ active capital investments and significantly expanded sales of crankshaft millers and other machine tools. The Company also improved sales to LCD (liquid crystal display) manufacturers.

Komatsu Zenoah Co. continued to advance sales of agricultural and forestry equipment in Japan and abroad during the year. In Japan, the market introduction of originality-emphasized products made contributions to expanded sales, such as the G3200EZ chainsaw featuring a unique mechanism for easy tightening of the saw. Overseas, in addition to Europe and Korea, the Company increased sales in Australia where it gained a new distributor.

Electronics

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to JPY91.1 billion.

Komatsu Electronics Metals Co., Ltd. worked to take advantage of the production capacity of its subsidiary in Taiwan for expanded sales mainly in Asia including Taiwan, when demand for silicon wafers remained firm. The Company also worked to secure Groupwide profits by diligently meeting customers’ requirements for high quality with an increased ratio of prime wafers centering on annealed and epitaxial wafers.

Advanced Silicon Materials LLC. (ASiMI) stepped up sales of monosilane gas to semiconductor and LCD panel manufacturers during the year, however, the market for polycrystalline silicon remained very tough with intensified pricing competition, pushing down ASiMI’s total sales lower than last year. Although its profitability is positioned for recovery, ASiMI anticipates that difficult business conditions, including a belated elimination of the supply-and-demand gap of polycrystalline silicon for semiconductor manufacturing, will remain into the future, and thus re-appraised its fixed assets and recorded an impairment loss of JPY17.5 billion. As a result, ASiMI’s balance sheets will further improve, and ASiMI is expected to post profits for next year.

Komatsu Electronics, Inc. expanded sales of semiconductor manufacturing-related equipment against the backdrop of upturned investments by semiconductor manufacturers. Sales of thermoelectric modules for fiber optic communications also turned upward for the year.

(2) Capital Investment

The Company’s capital investment, on a consolidated basis, for the reporting term came to JPY78 billion, an increase of JPY7.5 billion from the previous business term. The corresponding figure on a non-consolidated basis was JPY10.2 billion, up JPY2.7 billion.

With the prime focus on our Construction and Mining Equipment Business, we carried out investment in the development and production of new products, as well as in the rationalization of production operations, for the purpose of improving the competitiveness of our product lines. In addition, we responded to the rising level of demand on a global scale by bolstering our domestic production capacity in the area of the main components of our equipment, such as hydraulics and braking systems. Additionally, leased construction equipment was replaced with the aim of reducing operating assets. In the Electronic Business, in addition to increasing our production capacity in 300 millimeter silicon wafers, we also invested in improving productivity and in shifting to higher-quality products, particularly 200 millimeter wafers.

(3) Fund Procurement

During the reporting term, the Company redeemed convertible bonds under its fifth domestic CB issue in the amount of JPY27.4 billion, and issued JPY15 billion worth of commercial paper to finance a portion of this bond redemption.

Cash flows from operating and investing activities combined for the reporting period resulted in a net inflow of JPY76.3 billion, up JPY64.1 billion year-on-year, and a portion of these funds were applied to the repayment of debt. As a result, the net debt/equity ratio* as of the end of the reporting period stood at 0.91, successfully declining below the targeted upper figure of 1.

*	The ratio to shareholders’ equity of the net debt after deduction of cash on hand and in banks from total interest-bearing liabilities

(4) Pending Issues

The operating environment for the Company’s construction and mining equipment, and industrial machinery, vehicles and others businesses, is showing an upturn on a worldwide scale. Despite adverse factors such as the fluctuations in the yen’s exchange rate and the rise in market prices for steel, combined with political instability in the Middle East, Komatsu is steadily achieving results from its program of pushing through the Spirit of Manufacturers reform, and powered principally by its Unique and Unrivaled Products.

In the field of construction and mining equipment, we are speeding up our efforts to construct a new business model. We can now embark on a new phase of expansion.

By rapidly tackling the target issues set forth in our current mid-range management plan, dubbed “Move the World. KOMATSU 5-800,” we are steadily creating a high-earnings business structure. At the same time, rigorous measures are being implemented in the fields of compliance, safety, and environmental preservation, all of which have been assigned high priority among our management goals.

1.	To Accomplish the “Move the World. KOMATSU 5-800” Mid-Range Management Plan

North America, the world’s largest market for construction and mining equipment, has entered a demand recovery phase. Growth in demand is also promising for Komatsu in China, where construction investment are thriving, and the Commonwealth of Independent States (CIS: the former Soviet republics), the Middle East, Africa and some other regions where investments should grow in energy-related areas and social infrastructure development.

In addition to Asia, including China and Japan, Komatsu has built a solid market position in the CIS, the Middle East and some other regions. In all these regions, Komatsu will further strengthen its operations focusing on the customer support capability to build up its strength. In North America and Europe, Komatsu will work to improve its market position by expanding and reinforcing its distributor networks and launching Unique and Unrivaled Products. In North America, in particular, Komatsu will aggressively work to enhance the profitability of its mining and utility equipment businesses. In Japan, Komatsu will actively expand a product lifecycle-based business in the downstream market for rental and used equipment, parts and service. After establishing such new business models as soon as possible, Komatsu will implement them on a global scale.

Concerning the businesses of forklift trucks, machine tools, sheet metal and press machinery as well as agricultural and forestry equipment, Komatsu will work to expand sales and improve profitability, as it demonstrates the strength of the Spirit of Manufacturers commitment and aggressively promotes sales and service activities centering on products with unique advantages.

In the electronics businesses, such as silicon wafers and polycrystalline silicon, Komatsu will steadily improve quality and costs, expand sales and improve profits.

By solving these issues in each business, Komatsu will strive to achieve the goals set in the “Move The World. KOMATSU 5-800” mid-range management plan.

2.	To Build Up the “Spirit of Manufacturers” Strength and Technological Competitiveness

< Continuous Launching of Unique and Unrivaled Products>

It is the most important aspect of the Spirit of Manufacturers reform that we develop products which demonstrate Unique and Unrivaled advantages and enable substantial cost reductions simultaneously in not only the construction and mining equipment but also every other business. Komatsu will focus its efforts to develop attractive products which feature Quality and Reliability that are fully appreciated by customers in each business segment.

<Utilization of Global Production Bases>

As a result of the aggressive globalization drive for the construction and mining equipment business, Komatsu operates 34 plants worldwide. It is an important task for the Company to further enhance the competitiveness of 26 plants outside of Japan and utilize them from the viewpoint of local market conditions. Komatsu’s plants in Japan are equipped with advanced levels of quality and cost competitiveness supported by skills and technologies accumulated over the years, cooperation of suppliers, employees’ innovative ideas and other factors. Through active transfer of these advantages of superior manufacturing to overseas plants, each overseas plant will establish top-level quality and cost competitiveness. Komatsu will also develop sales and production plans, optimize procurement and reform logistics from a global perspective.

<Enhancement of Competitiveness of Key Components>

Product competitiveness of construction and mining equipment is determined by its components such as engines, hydraulic equipment and final drives. These components manifest full utilization of the so-called “mechatronics” which combines mechanical, hydraulic and control, and other technologies. Therefore it is important that they are made through teamwork involvement of development and production people as well as suppliers. In this light, Komatsu will continue to concentrate their production mainly in Japan, and is going to step up their production capacity to meet the increased production volume worldwide of construction and mining equipment.

3.	To Facilitate Selective Focus on the Criteria of Technological Advantage and Profitability

Komatsu will continue selective focus in all its businesses. To facilitate efficient utilization of management resources, Komatsu will evaluate each and every business by checking whether it is achieving its differentiation based on technological advantages or generating an expected level of profits and by considering the best possible way for any given business to grow further.

4.	To Reinforce Its Competitive Foundation including Financial Position

Komatsu will continue to build up a lean, strong financial structure from the viewpoint of sound management. Komatsu will also formulate flexible, agile organizations and groups of people with the spirit of challenge.

5.	Strengthening Corporate Governance

To become a company which enjoys an ever larger trust of its shareholders and all other stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

In 1999, the Company reduced the number of members of the Board of Directors so that Directors would become able to discuss important management matters thoroughly and make decisions promptly. Two Outside Directors and two Outside Statutory Auditors were appointed to ensure management transparency and objectivity. Concerning the compensation of Directors, Komatsu established the Compensation Council with a majority of external experts, which linked the compensation with the corporate performance with an emphasis on reasonableness and adequacy.

The Company is also seeking to raise the trustworthiness of its management by strengthening the system of internal controls, including over Group companies. Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct.”

The way forward for Komatsu, as a company dedicated to the honest craft of manufacturing reliable products, is clear: Komatsu must provide hardware and services that fully satisfy its customers. This achievement alone will guarantee the Company higher earnings and expansion in business scale. The entire staff of Komatsu Group companies, both in Japan and overseas — including not only persons in management positions but all employees as well — are committed to attaining the Group’s goals by exploiting their experience and know-how to the full.

(5)	Comparison of Financial Data

The financial position for this period and the recent 3 years are as follows:

(i) Consolidated Results	Unit: JPY Billions

	2000 (April 2000 - March 2001)	2001 (April 2001 - March 2002)	2002 (April 2002 - March 2003)	2003 (April 2003 - March 2004)
Net Sales	1,096.3	1,035.8	1,089.9	1,196.4
Income before Taxes	20.0	(106.7)	12.9	27.0
Net Income	6.9	(80.6)	3.0	26.9
Total Assets	1,403.1	1,340.2	1,306.3	1,348.6

(ii) Non-consolidated Results	Unit: JPY Billions except per share amounts

	132nd Period (April 2000 - March 2001)	133rd Period (April 2001 - March 2002)	134th Period (April 2002 - March 2003)	135th Period (April 2003 - March 2004)
Net Sales	430.2	382.9	376.9	418.6
Operating Profit	14.1	8.7	11.2	20.9
Ordinary Profit	11.2	3.7	12.6	19.9
Net Income	7.2	(41.8)	3.4	10.5
Earnings per Share (Unit: JPY)	7.53	(43.81)	3.50	10.50
Total Assets	765.4	685.9	718.8	755.9
Net Assets (Shareholders’ Equity)	473.7	418.8	444.3	462.1
Shareholders’ Equity Ratio (%)	61.9	61.1	61.8	61.1

Note:	Effective from 133rd Period, Treasury Shares are provided as an item to be deducted from the capital. Accordingly, Earnings per Share, which were calculated on the basis of the number of shares issued and outstanding at the end of the period until 132nd Period, are now calculated on the basis of the average number of shares issued and outstanding for the period deducting therefrom the average number of treasury shares from the 133rd period.

For the 132nd Period, the Japanese economy accommodated some signs of moderate autonomous recovery in the first half of the period. In the last half of the period, however, the Japanese economic mindset returned less positive. Overseas, while U.S. economy began to slow down, European economies remained strong in general. The recovery pace of Asian economies slowed down. For its construction and mining equipment business, Komatsu completed the restructuring program for Japanese production and worked to expand its business domain by utilizing IT. Komatsu’s electronics business continued to facilitate differentiation of products and technologies. Komatsu also worked to reinforce its businesses where it can demonstrate its technological superiority while carrying out business restructuring and establishing business alliances. As a result, on a consolidated basis, sales increased but net income decreased from the previous period.

On a non-consolidated basis, both sales and net income dropped from the previous period.

For the 133rd period, the IT depression and further deflation caused negative growth of the economy. The US economy showed solid growth in the second half of the period but its overall growth was slow throughout the period and European economies faced a set-back and the world economy slowed down. Under these difficult environment, in order to improve profits, the Company cut down fixed costs, substantially reduced production costs, and commenced management structure reforms mainly focusing the new growth of construction and mining equipment business, but the Company incurred special losses for this period due to implementation of the early retirement system and transfers of employees to affiliates, and diminution of fixed assets in the electronics division. As a result, the sales for the period dropped on for both consolidated and non-consolidated bases and a loss was recorded.

For the 134th period, there were some signs of a recovery of the Japanese economy, as evidenced by increased exports among other indicators, but the level of public investment remained generally low, stock prices were also weak, and the business outlook became increasingly unclear in the second half of the fiscal year.

The economies of China and other Asian countries expanded, but the incipient recovery of the U.S. economy lacked vigor, while European economies continued to slow down.

Against this background, Komatsu assigned top priority among its management issues to effecting a recovery in profitability and a turnaround in business performance as a whole. In line with this goal, we continued to push ahead with the implementation of our new growth strategy for the construction and mining equipment business, while simultaneously pursuing structural management reform based mainly on the concept of reducing fixed expenses and achieving a significant lowering of manufacturing costs. As the result of these efforts, on a consolidated accounts basis, we were able to record both sales and net income for the term in excess of the figures for the previous term. Although sales on a non-consolidated basis declined slightly year-on-year, net income rose.

The outline of business for the current 135th Period is as set forth in above (1) “Developments and Results of Business Operations.”

II. Outline of the Company (as of March 31, 2004)

(1) Major Lines of Business

Division	Principal Products and Business

Construction and Mining Equipment	Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders*
	Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders*

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

	Hauling Equipment	Dump trucks, articulate dump trucks and crawler carriers

	Forestry Equipment	Harvesters*, forwarders*, fellerbunchers*

	Tunneling Machines	Shield machines, tunnel-boring machines (TBM), and small-diameter pipe jacking machines (Iron Moles)

	Recycling Equipment	Mobile debris crushers (Galapagos), automatic soil improver (Literra), and automatic tub grinders (Refole)

	Other Equipment	Railroad maintenance equipment

	Engines and Equipment	Diesel engines, diesel generator sets, and hydraulic equipment

	Castings	Steel castings and iron castings*

Industrial Machinery, Vehicles and Others	Metal Forging and Stamping Presses	Large-sized presses, medium-sized and small-sized presses*, forging presses* and AC-servo presses*

	Sheet-metal Machines and Machines Tools	Press brakes*, shears*, laser cutting machines*, plasma cutting machines*, and crank shaft millers*

	Industrial Vehicles, Logistics	Forklift trucks*, packing and transport*

	Defense Systems	Ammunition and armored personnel carriers

	Outdoor Power Equipment	Chainsaws*, trimmers/brushcutters*

	Others	Commercial-use-prefabricated structures for businesses*

Electronics	Electronic Materials	Silicon wafers* and polycrystalline silicon*

	Information Equipment	Network information terminals*, LAN peripheral equipment*, mobile tracking and communication terminals*

	Temperature Control Equipment	Thermoelectric modules* and manufacturing-related thermoelectric semiconductor devices*

Note:	The products and businesses listed above include those of the subsidiaries of the Company (the “Subsidiaries”). Those with * mark are the principal products and major lines of businesses of the Subsidiaries.

(2) Shares of the Company

(i) Number of Shares and Number of Shareholders

Number of Shares Authorized to be Issued:	3,955,000,000 shares
Total Number of Shares Issued and Outstanding	998,744,060 shares
Capital stock:	JPY70,120,637,607
Number of Shareholders:	80,419

(ii) Major Shareholders (Top 10)

Name of Shareholders	Status of Investment by the Shareholder in the Company		Status of Investment by the Company in the Shareholder
	Number of Shares held (thousand shares)	Ratio of Voting Rights (%)	Number of Shares held (thousand shares)	Ratio of Voting Rights (%)
Japan Trustee Services Co., Ltd. (held by trust units)	71,317	7.3	—	—
State Street Bank and Trust Company	64,879	6.6	—	—
Taiyo Life Insurance Company	56,864	5.8	74	5.0
The Master Trust Bank of Japan, Ltd. (held by trust units)	50,563	5.2	—	—
Nippon Life Insurance Co.	35,004	3.6	—	—
Komatsu Ltd. Employees Stockholding Association	27,834	2.8	—	—
Morgan Grenfell & Co., Ltd. 600	19,805	2.0	—	—
Sumitomo Mitsui Banking Corp.	17,835	1.8	—	—
The Chase Manhattan Bank N.A. London	16,992	1.7	—	—
NATS CUMCO	15,486	1.6	—	—

Notes:	1.	The Company holds 15,176 shares in Sumitomo Mitsui Financial Group, Inc., the holding company of Sumitomo Mitsui Banking Corporation (accounting for 0.3% of total voting rights).
	2.	NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company’s ADR (American Depository Receipts).

(iii)	The Status of Acquisition, Disposal, etc. and Holding of Treasury Shares

1)	The status of acquisitions of the treasury shares of the Company during the reporting period:
	Ordinary shares	260,373 shares
	Total Acquisition Price:	JPY153,237,102

2)	Treasury shares disposed during the reporting period:
	Ordinary shares	220,000 shares
	Total Disposal Price:	JPY101,320,000

3)	Treasury shares canceled during this period:
No treasury shares were canceled during this period.

4)	Treasury Shares Held at the End of this Period:
	Ordinary shares	6,255,784 shares

(3) Employees

Number of Employees	Increase (Decrease) Over Previous Period	Average Age	Average Years of Service
7,623	(241)	43.1	22.0

The number of employees on a consolidated base is 31,635.

(4) Status of Consolidation

(i) Results of Consolidation

	Fiscal 2002 (April 1, 2002 to March 31, 2003)	Fiscal 2003 (April 1, 2003 to March 31, 2004)
Consolidated Net Sales (JPY billion)	1,089.8	1,196.4
Consolidated Net Income (JPY billion)	3.0	26.9
Consolidated ROE (Ratio of Net Income to Shareholders’ Equity)	0.8%	6.6%
Consolidated ROA (Ratio of Pretax Income to Total Assets)	1.0%	2.0%

Note:	The Company’s consolidated financial statements are based on the accounting principles generally accepted in the United States of America.

(ii) Principal Subsidiaries

Name	Capital (in JPY million)		Ratio of Voting Rights or Ownership (%)	Main Business
Komatsu Forklift Co., Ltd.		13,033	65.0	Manufacture and sale of industrial vehicles, and logistics-related machinery and equipment
Komatsu Electronic Metals Co., Ltd.		11,636	62.0	Manufacture and sale of silicon wafers for semiconductors
Komatsu Zenoah Co.		5,099	100.0	Manufacture and sale of agricultural and forestry equipment, construction equipment, and industrial machinery
Komatsu Castex Ltd.		4,979	100.0	Manufacture and sale of steel castings and iron castings
Komatsu Kinki Ltd.		1,700	100.0	Sale, repair and service of construction equipments
Komatsu House Co., Ltd.		1,436	87.4	Manufacture, sale and lease of commercial-use-prefabricated structures for businesses
Komatsu Logistics Corp.		1,080	96.3	Packing, baling, transportation, warehousing and port-and-harbor services
Komatsu Industries Corporation		990	100.0	Manufacture and sale of presses and sheet metal machines
Komatsu Chugoku Ltd.		984	100.0	Sale, repair and service of construction equipments
Komatsu Tokyo Ltd.		837	100.0	Sale, repair and service of construction equipment
Komatsu Machinery Corporation		600	100.0	Manufacture of machine tools and semiconductor material processing equipment
Komatsu Hokkaido Ltd.		487	100.0	Sale, repair and service of construction equipment
Komatsu Electronics, Inc.		390	100.0	Manufacture and sale of thermo electric modules and temperature control equipment for semiconductor wet process
Komatsu Used Equipment Corp.		290	95.2	Sale of used construction equipment
Komatsu America Corp.	US$	995 mil	100.0	Manufacture and sale of construction and mining equipment and supervision of US subsidiaries’ operations
Hensley Industries, Inc.	US$	14mil	100.0	Manufacture and sale of parts for construction and mining equipment
Komatsu do Brasil Ltda.	R$	55 mil	100.0	Manufacture and sale of construction equipment and castings
Advanced Silicon Materials LLC		—	100.0	Manufacture and sale of polycrystalline silicon and silane gas
Komatsu Europe International N.V.	EUR	45 mil	100.0	Supervision of European subsidiaries’ operations and sale of construction equipment
Komatsu UK Ltd.	Stg.£	23 mil	100.0	Manufacture and sale of construction equipment
Komatsu Hanomag GmbH	EUR	19 mil	100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Forest, AB	Kronas	157 mil	100.0	Manufacture and sale of forestry equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	100.0	Manufacture and sale of construction equipment
Komatsu Asia & Pacific Pte Ltd.	US$	6 mil	100.0	Supervision of Asian Pacific subsidiaries’ operations, sales of construction equipment and industrial machines
P.T. Komatsu Indonesia Tbk	Rupiahs	192,780 mil	55.1	Manufacture and sale of construction equipment and steel and iron castings
Bangkok Komatsu Co., Ltd.	Bahts	620 mill	74.8	Manufacture and sale of construction equipment
Komatsu (China) Ltd.	US$	34 mil	100.0	Supervision of business in China
Komatsu (Changzhou) Construction Machinery Corp.	US$	21 mil	85.0	Manufacture and sale of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	US$	21 mil	60.0	Manufacture and sale of construction equipment

Notes:	1.	In November 2002, the Company signed an agreement with Linde AG of Germany under which Linde would implement equity participation in the Komatsu Group’s forklift trucks business. In accordance with the agreement, Linde AG acquired a 35% equity stake in Komatsu Forklift Co., Ltd. on March 31, 2004.
	2.	The Company’s subsidiary owns Hensley Industries Ltd. and Komatsu do Brasil Ltda..
	3.	Advanced Silicon Materials LLC is a limited liability company incorporated under the laws of Delaware, USA and the Company invests in this company through a subsidiary. The cumulative investments made in this company, which are equivalent to capital, amount to US$ 555 million.
	4.	The ratio of voting rights shown for Komatsu UK Ltd., Komatsu Utility Europe S.p.A. and Bangkok Komatsu Co., Ltd. include the voting rights held by the Subsidiaries.
	5.	The ownership ratios for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership of the Subsidiaries.

(iii) Principal Affiliated Companies

Name	Capital (in JPY million)	Ratio of Voting Rights or Ownership (%)	Main Business
GIGAPHOTON Inc.	5,000	50.0	Manufacture and sale of excimer lasers for semiconductor exposures
Komatsu Cummins Engine Co., Ltd.	1,400	50.0	Manufacture of diesel engines
Cummins Komatsu Engine Company	—	50.0	Manufacture of diesel engines

Note:	Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary whose investment amounting to US$2 million.

(iv) Report on Business Consolidation

In December 2003, Komatsu Ltd. purchased two subsidiaries of the Finnish company Kone Corporation, i.e. Partek Forest AB, a manufacturer of forestry equipment based in Sweden, and Partek Forest Holdings, LLC, based in the United States. With this acquisition, both companies became wholly owned subsidiaries of the Company, and the name of the operating company – Partek Forest AB—was changed to Komatsu Forest AB.

(5) Major Borrowing

Name of Lenders	Balance of Loans (in JPY billions)	Number of Shares of the Company Held by Such Lenders (thousand shares)	Ratio of Voting Rights in the Company (%)
The Hokkoku Bank, Ltd.	9.0	9,549	1.0
Sumitomo Mitsui Banking Corp.	8.5	17,835	1.8
The Dai-ichi Mutual Life Insurance Co.	6.5	9,098	0.9
Taiyo Life Insurance Co.	5.0	56,864	5.8
Shinkin Central Bank	4.0	—	—

The major lenders on a consolidated basis are Sumitomo Mitsui Banking Corporation (JPY33.4 billion), Mizuho Corporate Bank (JPY17.7 billion), The Bank of Tokyo-Mitsubishi (JPY17.5 billion), and Japan Bank for International Cooperation (JPY15.5 billion). (The amounts are the balance of loans.)

(6) Principal Business Offices

		Name	Location
Head Office		Head Office	Minato-ku, Tokyo
Research Division		Research Division	Hiratsuka City, Kanagawa Pref.
Plants	The Company	Awazu Plant	Komatsu City, Ishikawa Pref.
		Osaka Plant	Hirakata City, Osaka Pref.
		Mooka Plant	Mooka City, Tochigi Pref.
		Oyama Plant	Oyama City, Tochigi Pref.
	Subsidiaries	Komatsu Forklift Co., Ltd.	Oyama City, Tochigi Pref.
		Komatsu Electronic Metals Co., Ltd.	Ohmura City, Nagasaki Pref., Kiyotake-cho, Miyazaki Pref.
		Komatsu Zenoah Co.	Kawagoe City, Saitama Pref.
		Komatsu Castex Ltd.	Himi City, Toyama Pref.
		Komatsu Electronics, Inc.	Hiratsuka City, Kanagawa Pref.
		Komatsu America Corp.	Chatanooga, Tennessee, USA, Peoria, Illinois, USA
		Hensley Industries, Inc.	Dallas, Texas, USA
		Advanced Silicon Materials, Inc.	Butte, Montana, USA
		Komatsu do Brasil Ltda.	Suzano, San Paulo, Brazil
		Komatsu UK Ltd.	Birtley, UK
		Komatsu Hanomag GmbH	Hannover, Germany
		Komatsu Mining Germany GmbH	Dusseldorf, Germany
		Komatsu Forest AB	Umeo, Sweden
		Komatsu Utility Europe S.p.A.	Este, Italy
		P.T. Komatsu Indonesia Tbk	Jakarta, Indonesia
		Bangkok Komatsu Co., Ltd.	Chonburi, Thai
		Komatsu (Changzhou) Construction Machinery Corp.	Changzhou, Jiangsu Province, China
		Komatsu Shantui Construction Machinery Co., Ltd.	Jining, Shandong Province, China

Note:	The above also includes the major plants of the subsidiaries.

(7) Directors and Statutory Auditors

Position	Name	Responsibility in the Company, or Principal Occupation
Chairman and Representative Director	Toshitaka Hagiwara
President and Representative Director	*Masahiro Sakane
Director	*Kazuhiro Aoyagi	General Manager of Corporate Planning Division
Director	*Kunio Noji	General Manager of Construction & Mining Equipment Marketing Division
Director	*Kunihiko Komiyama	General Manager of Development Division and Engines & Hydraulics Business Division
Director and Counselor	Satoru Anzaki
Director	Toshio Morikawa	Advisor of Sumitomo Mitsui Banking Corporation
Director	Hajime Sasaki	Chairman and Representative Director of NEC Corporation
Standing Statutory Auditor	Norimichi Kitagawa
Standing Statutory Auditor	Masafumi Kanemoto
Statutory Auditor	Masahiro Yoshiike	Chairman and Representative Director of Taiyo Life Insurance Co.
Statutory Auditor	Takaharu Dohi	Attorney

Notes:	1.	Directors Toshio Morikawa and Hajime Sasaki satisfy the requirements for Outside Director provided in Article 188.2.7.2 of the Commercial Code.
	2.	Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, are Outside Statutory Auditors as provided for in Article 18.1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”
	3.	Each Director with the mark * concurrently holds the post of Executive Officer.

Director who resigned from his position during this term:

Position at the time of resignation	Name	Date of resignation
Director and Counselor	Tetsuya Katada	June 26, 2003

(Reference)

The Company has introduced the Executive Officer system, and the list of Executive Officers as of March 31, 2004 is shown below.

The four persons with the mark * simultaneously hold the post of Director and Executive Officer.

Position	Name	Title and Responsibilities
President and Representative Director (Executive Officer)	*Masahiro Sakane
Director (Senior Executive Officer)	*Kazuhiro Aoyagi	General Manager of Corporate Planning Division
Director (Senior Executive Officer)	*Kunio Noji	General Manager of Construction & Mining Equipment Marketing Division
Senior Executive Officer	*Kunihiko Komiyama	General Manager of Development Division and General Manager of Engines & Hydraulics Business Division
Senior Executive Officer	Naomi Anesaki	Supervision of Compliance, Defense Systems and Environment & Safety
Senior Executive Officer	Susumu Isoda	General Manager of Production Division and General Manager of Procurement Division
Senior Executive Officer	Teruo Nagayasu	Deputy General Manager of Construction & Mining Equipment Marketing Division
Senior Executive Officer	Masahiro Yoneyama	Deputy General Manager of Corporate Planning Division
Senior Executive Officer	Shigeki Fujimori	General Manager of Defense Systems Division
Senior Executive Officer	Munenori Nakao	Supervision of General Affairs, Corporate Communications and Investor Relations
Executive Officer	Yasuo Suzuki	General Manager of Industrial Machinery Division
Executive Officer	Kenji Kinoshita	CFO (Chief Financial Officer)
Executive Officer	Makoto Nakamura	General Manager of e-KOMATSU Division
Executive Officer	Hiroshi Suzuki	General Manager of Underground Machinery Business, Construction & Mining Equipment Marketing Division
Executive Officer	Mamoru Hironaka	Deputy General Manager of Development Division
Executive Officer	Masao Fuchigami	General Manager of Research Division
Executive Officer	Masayuki Sato	Plant Manager of Oyama Plant and Deputy General Manager of Engines & Hydraulics Business Division
Executive Officer	Taizo Kayata	General Manager of Overseas Marketing, Construction & Mining Equipment Marketing Division
Executive Officer	Masaji Kitamura	General Manager of Strategic Planning Department, Construction & Mining Equipment Marketing Division
Executive Officer	Nobutsugu Ohira	Plant Manager of Osaka Plant, Production Division
Executive Officer	Nobukazu Kotake	Deputy General Manager of Development Division and General Manager of Construction Equipment Technical Center 1, Development Division

(8) Remuneration for Directors and Statutory Auditors

	Number of Persons Paid	Amount Paid (JPY million)	Reference
Directors	9	295

1.      The amounts of remuneration for the Directors and Statutory Auditors were respectively resolved at the 121st Ordinary General Meeting of Shareholders and the 112th Ordinary General Meeting of Shareholders where the maximum amount to be paid to the Directors in total per month shall not exceed JPY30 million and the maximum amount to be paid to Statutory Auditors in total per month shall not exceed JPY5 million.

2.      In addition to the amounts indicated at left, a retirement benefit of JPY396 million is paid to a retiring Director.

3.      In addition to the payment shown at left, retained earnings were utilized for the payment of Directors’ bonuses totaling JPY65 million and Statutory Auditors’ bonuses totaling JPY11 million.

4.      There were eight (8) Directors and four (4) Statutory Auditors as at the end of the reporting period.

Auditors	4	50
Total	13	345

(9) Issuance of Share Acquisition Rights to Persons other than Shareholders on Preferential Terms

(i)	Number of Share Acquisition Rights issued:

2,040 rights

Type and number of shares for Share Acquisition Rights:

2,040,000 shares of ordinary shares of the Company

Issue price of Share Acquisition Rights:

Share Acquisition Rights are issued gratis.

(ii)	Share Acquisition Rights issued during the reporting term to persons other than shareholders on preferential terms

Number of Share Acquisition Rights issued:

1,280 rights (1,000 shares per Acquisition right)

Type and number of shares for Share Acquisition Rights:

1,280,000 ordinary shares of the Company

Issue price of Share Acquisition Rights:

Share Acquisition Rights are issued gratis.

Per share payment upon exercise of Share Acquisition Rights:

JPY 595

Period for exercise of Share Acquisition Rights:

From August 1, 2004 to July 31, 2009

Conditions for Exercise of Share Acquisition Rights:

1)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person is no longer a Director or an employee of the Company or a President and Representative Director of its major subsidiaries.

2)	When a recipient is deceased, his or her heir may exercise the rights in accordance with the terms of the Agreement.

3)	Other conditions are set forth in the Agreement.

Events and Conditions for the cancellation of Share Acquisition Rights:

Share Acquisition Right may be canceled gratis in the following events.

1)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that the Share Acquisition Rights will not be exercised.

2)	If a merger agreement is approved stipulating that the Company is to be absorbed.

Content	of preferential terms

The Company issued gratis Share Acquisition Rights to its Directors, employees, and President and Representative Directors of its major subsidiaries.

The recipients of Share Acquisition Rights and the numbers granted

Directors of the Company

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to the Share Acquisition Rights Granted (shares)
Toshitaka Hagiwara	80	80,000
Masahiro Sakane	80	80,000
Kazuhiro Aoyagi	60	60,000
Kunio Noji	60	60,000
Kunihiko Komiyama	60	60,000
Satoru Anzaki	20	20,000
Toshio Morikawa	20	20,000
Hajime Sasaki	20	20,000

Employees of the Company and Directors of Major Subsidiaries (top 10)

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to Share Acquisition Rights Granted (shares)	Remarks
Naomi Anesaki	60	60,000	Senior Executive Officer of the Company
Susumu Isoda	40	40,000	Senior Executive Officer of the Company
Teruo Nagayasu	40	40,000	Senior Executive Officer of the Company
Masahiro Yoneyama	40	40,000	Senior Executive Officer of the Company
Shigeki Fujimori	40	40,000	Senior Executive Officer of the Company
Munenori Nakao	40	40,000	Senior Executive Officer of the Company
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.
Yukio Tokura	40	40,000	President and Representative Director of Komatsu Zenoah Co.
Yasuo Suzuki	20	20,000	Executive Officer of the Company
Kenji Kinoshita	20	20,000	Executive 0Officer of the Company

Directors of the Subsidiaries to whom Share Acquisition Rights are allotted in a number exceeding the smallest number of relevant rights allotted to Directors of the parent company

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to Share Acquisition Rights Granted (shares)	Remarks
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.
Yukio Tokura	40	40,000	President and Representative Director of Komatsu Zenoah Co.
Kanetake Nakatani	20	20,000	President and Representative Director of Komatsu Castex Ltd.
Akio Fukunishi	20	20,000	President and Representative Director of Komatsu Logistics Corp.

Breakdown of Share Acquisition Rights allotted to employees (other than Directors) of the parent company and Directors of subsidiaries

Classification	Number of Share Acquisition Rights Granted (units)	Type and number of Shares subject to the Share Acquisition Rights Granted (shares)	Number of recipients
Employees of the parent company	700	Ordinary shares 700,000	35
Directors of subsidiaries	180	Ordinary shares 180,000	10

EXHIBIT 2

BALANCE SHEET

(As of March 31, 2004)

JPY Millions
Assets
Current assets:
Cash on hand and in banks	28,946
Notes receivable	4,907
Accounts receivable – trade	141,315
Finished products	26,029
Materials and supplies	2,455
Work in process	23,005
Prepaid expenses	633
Deferred income taxes - current	12,120
Short-term loans receivable	52,306
Other current assets	19,364
Allowance for doubtful receivables	(928)

Total current assets	310,156

Noncurrent assets:
Tangible fixed assets:
Buildings	39,078
Structures	7,468
Machinery and equipment	24,401
Vehicles and delivery equipment	181
Tools, furniture and fixtures	5,946
Land	42,550
Construction in progress	407

Total tangible fixed assets	120,034
Intangible assets:
Utility rights	176
Software	9,744
Other intangible assets	53

Total intangible assets	9,974

Investments and other assets
Investment securities	45,368
Securities and other investments in affiliates	265,070
Bond of affiliates	500
Long-term loans receivable	11,695
Long-term prepaid expenses	1,463
Deferred income taxes - noncurrent	33,646
Other investments	5,330
Allowance for doubtful receivables	(4,067)
Allowance for investments valuation	(43,185)

Total investment and other assets	315,822

Total noncurrent assets	445,831

Total assets	755,988

JPY Millions
Liabilities
Current liabilities:
Notes payable – trade	2,515
Accounts payable – trade	80,334
Commercial paper	15,000
Accounts payable	26,292
Accrued corporation taxes, etc.	5,178
Advances received	3,800
Deferred profit on installment sales	976
Accrued bonuses	4,367
Warranty reserve	4,764
Other current liabilities	4,827

Total current liabilities	148,057

Long-term liabilities:
Bonds	65,000
Long-term loans payable	67,000
Liability for employee retirement benefits	12,394
Liability for Director and Statutory Auditor retirement benefits	894
Other long-term liabilities	456

Total long-term liabilities	145,745

Total liabilities	293,802

Shareholders’ equity
Common stock	70,120
Capital surplus:
Capital reserve	140,140
Retained earnings:
Legal earned surplus	18,029
Reserve for special depreciation	82
Reserve for losses on overseas investments	1
Reserve for advanced depreciation deduction	14,832
Reserve for special advanced depreciation account	548
General reserve	180,359
Unappropriated retained earnings	25,587

Total retained earnings	239,441
Net unrealized gains on revaluation, net of tax effect	15,641
Treasury shares	(3,157)

Total shareholders’ equity	462,185

Total liabilities and shareholders’ equity	755,988

EXHIBIT 3

STATEMENT OF INCOME

(From April 1, 2003 to March 31, 2004)

JPY Millions
Net sales	418,686
Cost of sales	314,933
Deferred profit on installment sales	(1,049)
Selling, general and administrative expenses	83,871

Operating profit	20,931
Non-operating income:
Interest and dividend income	8,899
Other non-operating income	1,223
Non-operating expenses:
Interest expenses	2,050
Other non-operating expenses	9,062

Ordinary Profit:	19,942

Extraordinary income:
Profit on sale of investment securities	2,588
Profit on sale of shares of affiliates	14
Proceeds from sale of land	673

Extraordinary Losses:
Valuation loss of investment securities	242
Loss on valuation of investments in affiliates	4,069
Loss on sale of land	1,034
Deferred allowance of securities investment valuation	1,950

Income before income taxes	15,921

Income taxes:
Current	7,813
Deferred	(2,480)

Net income	10,588

Unappropriated retained earnings at the beginning of the period	17,986
Loss on disposal of treasury stock	9
Interim cash dividend paid	2,977

Unappropriated retained earnings at the end of the period	25,587

Notes:

1.	Significant Accounting Policies

(1)	Valuation of Securities

Held-to-maturity debt securities: Carried at amortized cost.

Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

Available-for-sale securities:

Securities whose market value is readily determinable:

Stated at the market value, based on market quotation. Unrealized gains and losses are reported, with net of applicable taxes, in a separate component of shareholders’ equity. The cost of securities sold is determined based on the moving-average method.

Securities whose market value is not readily determinable:

Stated at cost determined by the moving-average method.

(2)	Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process: Stated at lower of cost (specific identification method) or market.

Spare parts: Stated at lower of cost (last-in, first-out method) or market.

Real estate held for sale: Stated at cost (specific identification method)

Materials and supplies: Stated at lower of cost (periodic average method)

(3)	Amortization of tangible fixed assets and intangible assets is computed according to the declining-balance method and the straight-line method respectively.

(4)	Liability for Employee’s Retirement Benefits:

In order to provide for the employees’ retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

(With respect to the Company’s pension system, as the pension assets exceed the liabilities for severance payments, the prepaid pension expense is recorded.)

(5)	Allowance for valuation loss on investment securities is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas unlisted companies.

(6)	Accounting method of lease transactions

Finance Leases that do not transfer ownership of leased property to the lessee are accounted in the same manner as operating leases.

(7)	Accounting for consumption tax

Consumption tax is excluded from income and expense.

(8)	Beginning with the reporting period, the Company has, in part, adopted terminology and forms in line with Regulations Regarding Terminology, Format and Preparation of Financial Statements, etc. Regarding affiliates, special provisions under the Commercial Code Enforcement Regulation are applied to description including notes.

2.	Notes to Balance Sheet

(1)	Fractions of JPY one million have been discarded.

(2)	Short-term receivables from affiliates: JPY164,281 million

Short-term debts payable to affiliates:        JPY30,107 million

Long-term receivables from affiliates:        JPY11,493 million

(3)	Accumulated depreciation of tangible fixed assets: JPY302,883 million

(4)	In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5)	Liability for Director and Statutory Auditor retirement benefits is an allowance accounted pursuant to Article 43 of the Commercial Code Enforcement Regulation.

(6)	Guaranteed liability: JPY82,988 million

Balance under letters of keep-well agreements:        JPY74,319 million

Maximum repurchase amount for the transferred claims for installment sales receivables:        JPY539 million

(7)	The amount of net assets prescribed in Article 124, Item 3 of the Commercial Code Enforcement Regulation: JPY15,641 million

(8)	Type and total number of shares issued and outstanding at the end of the period: 998 million ordinary shares

Type and the number of shares held in treasury at the end of the period: 6 million ordinary shares

3.	Notes to Statement of Income

(1)	Fractions of JPY one million have been discarded.

(2)	Trading with affiliates

Sales:        JPY239,927 million

Purchases:        JPY152,900 million

Trading other than operating transactions:        JPY13,082 million

(3)	Net income per share: JPY10.50

EXHIBIT 4

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(For the period ending in March 2004)

Unit: JPY
Unappropriated retained earnings at the end of the period	25,587,889,754
Reversal of reserve for special depreciation	30,623,090
Reversal of reserve for loss on overseas investments	83,300
Reversal of reserve for advanced depreciation deduction	1,266,327,571
Reversal of reserve for special advanced depreciation account	548,874,855

TOTAL	27,433,798,570

The foregoing amount is proposed to be appropriated as follows:
Cash dividends (JPY4 per share)	3,969,953,104
Bonus for Directors (including JPY14,000,000 for Statutory Auditors)	170,000,000
Provision of reserve for special depreciation	3,182,200
Provision of reserve for advanced depreciation deduction	853,659,439

Unappropriated retained earnings carried forward to the next period	22,437,003,827

Notes:	1.	The total dividends applicable to this fiscal period would amount to JPY6,947,291,146 (including the interim dividends of JPY3 per share, totaling JPY2,977,338,042 paid on December 5, 2003).

	2.	The amounts entered respectively for reversal and provision of “Reserve for special depreciation,” reversal of “Reserve for loss on overseas investments,” “Reversal” and “Reserve” for “Reserve for advanced depreciation deduction” and provision of “Reserve for special advanced depreciation account” are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT 5

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 6, 2004

The Board of Directors

Komatsu Ltd.

KPMG AZSA & Co.

Tadao Kuwano (Seal)

Representative Partner

Certified Public Accountant

Teruo Suzuki (Seal)

Representative and

Engagement Partner

Certified Public Accountant

Yoshiteru Yamamoto (Seal)

Engagement Partner

Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Komatsu Ltd. for the 135th business year from April 1, 2003 to March 31, 2004 in accordance with Clause 1, Article 2 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

EXHIBIT 6

[English Translation of the Board of Statutory Auditors’ Report Originally Issued in Japanese Language]

BOARD OF STATUTORY AUDITORS’ REPORT

AUDIT REPORT

May 7, 2004

Having been reported by each Statutory Auditor on the method and results of the audit in regard to the performance of duties by the Directors of Komatsu Ltd. (the “Company”) for the 135th fiscal year (beginning on April 1, 2003 and ending on March 31, 2004), the Board of Statutory Auditors of the Company prepares this Audit Report on deliberation and reports as follows:

1.	Outline of Method of Examination

In accordance with the policy of audit and the assignment prescribed by the Board of Statutory Auditors, each Statutory Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the Directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company’s financial documents and supplemental schedules.

We requested reports from Directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the Directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing benefits, the Company’s unusual transactions with subsidiaries and shareholders and the Company’s acquisition or disposal of its treasury shares, and investigated such transactions in detail.

2.	Results of Examination

We are of the view:

(1)	that the method and results of the audit conducted by KPMG AZSA & Co., the Company’s independent certified public accountants, are appropriate;

(2)	that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by related laws and regulations and the Articles of Incorporation of the Company;

(3)	that there are no matters which we are required to mention in the Proposal for Appropriation of Profit in the light of the financial conditions of the Company and other circumstances;

(4)	that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

(5)	that in connection with performance of duties by the Directors including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the Directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing of benefits and the Company’s unusual transactions with subsidiaries and shareholders, and the Company’s acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation of Directors.

Norimichi Kitagawa (seal)
Standing Statutory Auditor

Masafumi Kanemoto (seal)
Standing Statutory Auditor

Masahiro Yoshiike (seal)
Statutory Auditor

Takaharu Dohi (seal)
Statutory Auditor

Note:	Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are Outside Statutory Auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

REFERENCE MATERIALS FOR

EXERCISING VOTING RIGHTS

1.	Total Number of Voting Rights Held by All the Shareholders:

981,148 voting rights

2.	Explanations of Items of Business:

Item 1: Approval of the Proposed Appropriation of Retained Earnings for the 135th Business Term (April 1, 2003 - March 31, 2004)

The proposal for appropriation of retained earnings is as described in EXHIBIT 4.

Based on our comprehensive consideration of our current fiscal year’s performance and dividend pay out ratio, the Company decided for the amount of cash dividend per share as of the end of this period to be JPY4.00 per share, an increase of JPY1.00 from the previous term. Accordingly, with the interim dividend JPY3.00 per share, the total amount of dividend per share of this period is JPY7.00 per share.

Item 2: Partial Amendments to Articles of Incorporation

1.	Reasons for Amendments:

(1)	The scope of business activities specified in Article 2 is being widened to prepare for future business operations.

(2)	Pursuant to the enforcement on September 25, 2003 of the “Law Concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha” (2003 Law No. 132), companies are allowed to acquire their own shares in accordance with a resolution of the Board of Directors if their articles of incorporation stipulate so. To make possible the execution of a flexible capital policy that can respond to changes in the economic climate, the Company shall add a new provision regarding acquisition of the Company’s own shares (Article 7 in proposed draft).

(3)	The Law for partially amending the Commercial Code, etc. (2002 Law No. 44) came into force on April 1, 2003, and a system has been established under which shareholders can purchase additional shares when they hold an amount less than one unit (tangen). To improve services for shareholders, a new provision (Article 9 in proposed draft) shall be added to provide for the adoption of a system for such purchases of additional shares. In conjunction with this new article, revisions shall be made as necessary to the present articles 8, 9 and 10.

(4)	The Law for partially amending the Commercial Code, etc. (2001 Law No. 128) came into force on April 1, 2002, which allow a company to remove the provision for handling of convertible debentures from its Articles of Incorporation. In addition, the Company totally redeemed all outstanding convertible debentures during the reporting term. Thereby, the current provisions of Articles 40 and 42 are to be removed.

(5)	Numbering of other articles shall be revised as necessary in conjunction with the above amendments.

Details of the Amendments:

The amendments to be made are as follows:

(Amendments are shown in underlines)

Current Articles of Incorporation		Proposed Amendments
CHAPTER I. GENERAL PROVISIONS		CHAPTER I. GENERAL PROVISIONS

Article 2. Objectives and Purposes		Article 2. Objectives and Purposes

The objectives and purposes of the Company shall be to engage in the following businesses:		The objectives and purposes of the Company shall be to engage in the following businesses:

1.	Manufacture, repair, sale and purchase of construction machinery, agricultural machinery, industrial machinery, automobiles, internal combustion engines and various other machinery and equipment and parts thereof	1.

2.	Manufacture, sale and purchase of various iron and steel goods	2.

3.	Tempering, processing, sale and purchase of various types of iron and steel, pig-iron, ferroalloys and other special metals	3.

4.	Manufacture, sale and purchase of various types of electric materials and equipment	4.

5.	Manufacture, sale and purchase of various synthetic resin products	5.

6.	Manufacture, repair, sale and purchase of various arms and parts thereof	6.

7.	Mining industry, and sale and purchase of minerals	7.

8.	Designing, executing, supervising and contracting various types of civil engineering and construction work for plants, dwelling houses, and other structures	8.	Unchanged

9.	Sale and purchase of lumber, processed lumber products and various types of civil engineering and construction materials, machinery and equipment	9.

10.	Sale, purchase and lease of real property	10.

11.	Manufacture, sale and repair of industrial waste and general waste treatment device	11.

12.	Collection, transportation, treatment and recycling of industrial wastes and general wastes, sale of the recycled products, and consulting on these matters	12.

13.	Development, creation, sales and consulting on computer software and computer systems	13.

14.	Electronic commerce using networks such as the Internet	14.

15.	Information processing and information providing service	15.

(New)		16.	Financing services

16.	All business incidental to each and every one of the preceding items	17.	All business incidental to each and every one of the preceding items

17.	Investing in other companies or promoting organization of other companies.	18.	Investing in other companies or promoting organization of other companies.

CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	Article 7. Acquisition of Own Shares

Pursuant to the provision of Article 211.3.2.1 of the Commercial Code, the Company may purchase the Company’s own shares by a resolution of the Board of Directors.

Article 7. (Omitted)	Article 8. (Same as the current Article 7)

(New)

Article 9. Purchase by a Shareholder of Shares Less Than One Unit (tangen) of Shares

In accordance with the Share Handling Regulations, a shareholder (including hereinafter Beneficial Owners) who has shares less than one unit (tangen) of shares may request the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.

Article 8. Transfer Agent

The Company shall appoint a transfer agent relating to the shares. The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company. The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders’ service of the transfer agent.

The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-insurance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

Article 10. Transfer Agent

The Company shall appoint a transfer agent relating to the shares. The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company. The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders service of the transfer agent.

The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-insurance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase and sale of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

Article 9. Share Handling Regulations

Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other handling of shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Article 11. Share Handling Regulations

Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase and sale of shares less than one unit (tangen) of shares, and any other handling of shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Article 10. Registration of Shareholders, etc.

Shareholders (including hereinafter beneficial owners of shares), registered pledgees or their legal representatives, shall notify the transfer agent appointed by the Company of their names, addresses and seal impressions in the form prescribed by the Company. Any changes in the matters prescribed in the preceding sentence shall likewise be notified. Foreign nationals who are accustomed to using their signatures may substitute their signatures for their seal impressions.

Article 12. Registration of Shareholders, etc.

Shareholders, registered pledgees or their legal representatives, shall notify the transfer agent appointed by the Company of their names, addresses and seal impressions in the form prescribed by the Company. Any changes in the matters prescribed in the preceding sentence shall likewise be notified. Foreign nationals who are accustomed to using their signatures may substitute their signatures for their seal impressions.

Articles 11 to 39 (Omitted)	Articles 13 to 41 (Same as the current Articles 11 to 39)

CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING

Article 40. Conversion Time of Convertible Debentures

With respect to the first distribution of dividends or interim dividends on the shares issued upon request for conversion of convertible debentures issued by the Company, such conversion shall be deemed to have been made on April 1 if such request for conversion is made between April 1 and September 30 and October 1 if such request is made between October 1 and March 31 of the following year.

(Deleted)

Article 41. (Omitted)	Article 42 (Same as the current Article 41)

CHAPTER VII. SUPPLEMENTARY PROVISIONS	CHAPTER VII. SUPPLEMENTARY PROVISIONS

Article 42. Transfer Agent for Convertible Debentures Issued in Foreign Currency

The Company shall appoint a transfer agent in the United States relating to convertible debentures denominated in U.S. Dollars.

In addition to the case prescribed in the preceding paragraph, the Company may, if necessary, appoint transfer agents abroad relating to the convertible debentures denominated in foreign currency.

(Deleted)

Item 3: Appointment of Ten (10) Directors

The terms of office of eight (8) Directors will terminate as of the close of this Ordinary General Meeting of Shareholders.

In order to strengthen the management system, an election of the following ten (10) Directors, an increase of two (2) from the previous eight, is requested.

DIRECTOR CANDIDATES

Name (Date of Birth)	Brief Personal History (Representative positions in other companies)	Number of Shares of the Company Held (shares)
Toshitaka Hagiwara (June 15, 1940)	12/1969 Joined the Company	60,399
	6/1990 Director
	6/1995 Managing Director
	6/1997 Executive Managing Director
	6/1999 Executive Vice President and Representative Director
	6/2003 Chairman and Representative Director (current position)
	[Representative positions in other companies] President and Representative Director of Komatsu Building Co., Ltd.

Masahiro Sakane (January 7, 1941)	4/1963 Joined the Company	68,100
	6/1989 Director
	6/1994 Managing Director
	6/1997 Executive Managing Director
	6/1999 Executive Vice President and Representative Director
	6/2001 President and Representative Director (current position)

Kazuhiro Aoyagi	4/1967	Joined the Company	45,000
(April 14, 1943)	6/1993	Director
	6/1998	Managing Director
	6/1999	Senior Executive Officer
	6/2001	Executive Managing Director
	4/2003	General Manager of Corporate Planning Division (current position)
Director and Senior Executive Officer (current position)

Kunio Noji	4/1969	Joined the Company	31,710
(November 17, 1946)	6/1997	Director
	6/1999	Executive Officer
	6/2000	Senior Executive Officer
	6/2001	Managing Director
	4/2003	General Manager of Construction & Mining Equipment Marketing Division (current position),
Director and Senior Executive Officer (current position)

Kunihiko Komiyama	4/1968	Joined the Company	33,000
(May 5, 1945)	6/1996	Director
	6/1999	Senior Executive Officer
	6/2002	Managing Director
	4/2003	General Manager of Development Division and General Manager of Engines & Hydraulics Business Division (current position)
Director and Senior Executive Officer (current position)

Satoru Anzaki	4/1961	Joined the Company	136,488
(March 3, 1937)	3/1985	Director
	11/1988	Managing Director
	6/1991	Executive Managing Director
	6/1995	President and Representative Director
	6/2001	Chairman of the Board
	6/2003	Director and Counselor (current position)

Toshio Morikawa (March 3, 1933)	4/1955	Joined The Sumitomo Bank, Ltd. (currently Sumitomo Mitsui Banking Corporation, the “Bank”)	0
	6/1980	Director of the Bank
	2/1984	Managing Director of the Bank
	10/1985	Executive Managing Director and Representative Director of the Bank
	10/1990	Vice President and Representative Director of the Bank

	6/1993	President and Representative Director of the Bank
	6/1997	Chairman and Representative Director of the Bank
	6/1999	Director of the Company (current position)
	3/2001	Counselor of the Bank
	4/2001	Counselor of Sumitomo Mitsui Banking Corporation
	6/2002	Advisor of the Bank (current position)

Hajime Sasaki (April 6, 1936)	4/1961	Joined NEC Corporation (NEC Corporation, the “Corp.”)	2,100
	6/1988	Director of the Corp.
	6/1991	Senior Vice President of the Corp.
	6/1994	Executive Vice President of the Corp.
	6/1996	Senior Vice President and Representative Director of the Corp.
	3/1999	Representative Director and Chairman of the Board of the Corp. (current position)
	6/2003	Director of the Company (current position)
[Representative positions in other companies] Representative Director and Chairman of the Board of NEC Corporation

Masahiro Yoneyama (July 3, 1946)	4/1970	Joined the Company	19,000
	6/1996	General Manager of Human Resources Dept.
	6/1999	Executive Officer
	11/2001	Deputy General Manager of Corporate Planning Division (current position)
	4/2003	Senior Executive Officer (current position)

Yasuo Suzuki	4/1970	Joined the Company	9,000
(January 28, 1948)	6/1999	President and Representative Director, Komatsu Industries Corp. (current position)
	4/2002	General Manager of Industry Machinery Division (current position)
	6/2002	Executive Officer
	4/2004	Senior Executive Officer
[Representative positions in other companies]
- President and Representative Director of Komatsu Industries Corp.
- President and Representative Director, Komatsu Artec Ltd.
- Chairman, Komatsu Industries (Shanghai) Ltd.

Note:	Messrs. Toshio Morikawa and Hajime Sasaki, candidates for Directors, satisfy the conditions of Outside Directors provided in Article 188.2.7.2 of the Commercial Code.

Item 4: Appointment of One (1) Statutory Auditor

The term of office of the Statutory Auditor, Mr. Norimichi Kitagawa, will expire at the close of the Meeting.

Accordingly, it is proposed that one Statutory Auditor be elected and the following candidate is nominated for the position.

For information, this item for resolution was reviewed and approved by the Board of Statutory Auditors.

STATUTORY AUDITOR CANDIDATE

Name (Date of Birth)	Brief Personal History (Representative positions in other companies)		Number of Shares of the Company Held (shares)
Makoto Nakamura (May 31, 1946)	4/1971	Joined the Company	7,000
	7/1997	President, Komatsu America Corp.
	6/2001	General Manager of International Business Division
	6/2001	Executive Officer (current position)
	4/2002	General Manager of e-KOMATSU Division (current position)

Item 5: Gratis Issue of Share Acquisition Rights under Employee Stock Option Plan

Pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company shall issue gratis Share Acquisition Rights to its Directors, employees, and President and Representative Directors of its major subsidiaries for the reasons stated below and in the following manner and hereby requests for approval of the shareholders.

1. Reason for issuing gratis Share Acquisition Rights to persons other than Shareholders:

For the purposes of raising the motivation and lifting the morale of the Directors, employees, and President and Representative Directors of major subsidiaries of the Company which shall contribute to the improvement of the consolidated performance of the Company, the Company wishes to issue gratis rights to acquire new shares to the recipients in the form of stock options (“Share Acquisition Rights”). As described below, the amount to be paid upon exercise of the Share Acquisition Rights shall be based on the market price of the share at the time of issuance of Share Acquisition Rights.

2. Manner of issuing Share Acquisition Rights:

(1)	Persons who will receive Share Acquisition Rights:

Directors and employees of the Company, and Representative Director and Presidents of its major subsidiaries

(2)	Type and number of shares subject to Share Acquisition Rights:

A maximum of 1,430,000 ordinary shares of the Company. Provided, however, if the number of shares to be issued due to exercise of Share Acquisition Rights should be adjusted due to below (3) (including transfer of treasury shares instead of issuance of new shares; hereinafter the same), the above maximum of the total number of shares shall also be adjusted in accordance with such increase or decrease in the total number of shares.

(3)	Total number of Share Acquisition Rights to be issued:

A maximum of 1,430 rights shall be issued.

The number of shares subject to one Share Acquisition Rights shall be 1,000 shares. Provided, however, if the Company effects stock splits or stock consolidations, the number of shares subject to Share Acquisition Rights that have not been exercised at such time shall be adjusted in accordance with the following formula and fractions of less than one share shall be discarded.

Number of shares after adjustment = number of shares before adjustment × ratio of stock split (or reverse stock split)

(4)	Issue price of Share Acquisition Rights:

Share Acquisition Rights shall be issued gratis.

(5)	Amount to be paid to exercise the Share Acquisition Rights:

The amount to be paid at the exercise of Share Acquisition Rights shall be the amount obtained by multiplying the amount of one share to be issued at the exercise of each Share Acquisition Right (the “paid-in amount”) by the number of shares that are the subject of one Share Acquisition Rights.

The paid-in amount shall be the amount calculated as the average of the closing price of the Company’s ordinary shares of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of issue of Share Acquisition Rights falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the paid-in amount shall not be less than the closing price of the Company’s ordinary shares on the issue date of such Share Acquisition Rights.

If the Company effects stock splits or reverse stock split after issuing the Share Acquisition Rights, the paid-in amount shall be adjusted as follows with fractions less than one yen being rounded up to a whole yen.

Paid-in amount after adjustment	=	Paid-in amount before adjustment	×	1
Ratio of stock split (or reverse stock split)

If the new shares are to be issued at a price below the market price (excluding the case of executing Share Acquisition Rights,) the paid-in amount shall be adjusted in accordance with the below formula with fractions less than one yen being rounded up to a whole yen.

				Number of currently issued + shares	Number of newly issued shares	×	Amount paid per share

Market price per share

Paid-in amount After adjustment	=	Paid-in amount before adjustment	×		Number of currently issued shares + Number of new shares issued

(6)	Period for exercising Share Acquisition Rights:

From August 1, 2005 to July 31, 2012. Notwithstanding the foregoing, if any of the persons who are granted Share Acquisition Rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the date of the death of the person.

(7)	Conditions for exercising Share Acquisition Rights:

(i)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person is no longer a Director or an employee of the Company or a President and Representative Director of its major subsidiaries.

(ii)	If any of the persons granted the Share Acquisition Rights dies, his or her heir may exercise the rights pursuant to the Agreement.

(8)	Events and conditions for cancellation of Share Acquisition Rights:

Share Acquisition Rights may be canceled gratis in the following events:

(i)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that Share Acquisition Rights will not be exercised.

(ii)	If the Company executes a merger agreement pursuant to which the Company will become the dissolving company.

(9)	Restrictions on transfer:

The transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

(10)	Handling in the event of share exchange or mandatory share transfer:

If the Company effects a share exchange or a mandatory share transfer for purpose of the Company becoming a wholly-owned subsidiary of another company, the Company’s obligations with respect to Share Acquisition Rights shall be succeeded by the company which shall become the 100% holding parent company as a result of such share exchange or mandatory share transfer.

(11)	Other matters:

Other matters concerning the issue of Share Acquisition Rights shall be referred to the Agreement.

Item 6: Amendment to Amounts of Remuneration for Directors and Statutory Auditors

At the 121st ordinary general meeting of shareholders held on June 28, 1990, shareholders approved monthly remuneration for Directors of not more than JPY30 million and, at the 112th ordinary general meeting of shareholders held on March 30, 1982, they approved monthly remuneration for Statutory Auditors of not more than JPY5 million. These limits remain in force today.

However, in response to subsequent changes in the Company’s business environment, as well as in consideration of various resolutions approved at a Board of Directors meeting held on May 7, 2004, including the gradual reduction and eventual elimination of retirement allowances for Directors and Statutory Auditors and the elimination of bonuses for Statutory Auditors beginning with the fiscal year ending March 31, 2005, and other factors, the Company would like to propose the limitation of the total monthly remuneration payment for all Directors of not more than JPY60 million and of the total monthly remuneration payment for all Statutory Auditors of not more than JPY10 million.

As is currently the case, remuneration for Directors does not include salaries paid for duties performed as employees of the Company.

If shareholders approve items 3 and 4 as submitted, there will be 10 Directors and 4 Statutory Auditors.

Item 7: Approval of Payment of Retirement Benefit to a Retiring Statutory Auditor in Recognition of His Services to the Company

As of the close of this meeting, Mr. Norimichi Kitagawa will retire from the office of the Statutory Auditor. To reward him for the services he rendered, the Board of Directors proposes to pay retirement benefit in reasonable amounts in accordance with the rules prescribed by the Company.

It is also proposed that the details of the benefit in terms of the amount, time and method of payment be determined by the Board of Statutory Auditors.

His brief personal history is as follows:

Name	Brief Personal History
Norimichi Kitagawa	6/2001	Standing Statutory Auditor (current position)

END

Notice

On January 1, 2004, the Company’s Independent Auditor, Asahi & Co., changed its name to

KPMG AZSA & Co.